Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 1 DATED MARCH 31, 2023

TO THE OFFERING CIRCULAR DATED MARCH 6, 2023

This document supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 6, 2023 and filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2023, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the acquisition of an additional seventeen (17) properties and the incurrence of debt in connection with same; (ii) the updated Net Asset Value (“NAV”) per Unit, and (iii) the Company’s declaration of a distribution to its Members.

Acquisition of Properties and Incurrence of Debt

On March 31, 2023, the Company closed an agreement effective January 01, 2023, to acquire seventeen (17) townhome properties from the Company’s sponsor, Seed InvestCo, LLC, through the purchase of XYZ Westchase Townhomes LLC. In the transaction, the Company assumed $2,348,250 of debt secured by the properties at an interest rate of 4.33% for 60 months.

XYZ Westchase Townhomes LLC consists of the following properties:

Property Addresses:

5770 Westchase Street, Atlanta, GA 30336

5774 Westchase Street, Atlanta, GA 30336

5778 Westchase Street, Atlanta, GA 30336

5782 Westchase Street, Atlanta, GA 30336

5786 Westchase Street, Atlanta, GA 30336

5790 Westchase Street, Atlanta, GA 30336

5794 Westchase Street, Atlanta, GA 30336

5798 Westchase Street, Atlanta, GA 30336

5802 Westchase Street, Atlanta, GA 30336

5806 Westchase Street, Atlanta, GA 30336

5962 Westchase Street, Atlanta, GA 30336

5966 Westchase Street, Atlanta, GA 30336

5970 Westchase Street, Atlanta, GA 30336

5974 Westchase Street, Atlanta, GA 30336

5978 Westchase Street, Atlanta, GA 30336

5982 Westchase Street, Atlanta, GA 30336

5986 Westchase Street, Atlanta, GA 30336

Description:	These single-family attached townhomes were built in 2018, and each consists of approximately 2,000 square feet and has 3 bedrooms and 2.5 bathrooms.

Purchase Price by Roots:	$4,100,000

Current Appraised Value:	$4,930,000

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On March 31, 2023, Roots REIT Management, LLC (the “Manager”), the manager of the Company, announced that the net asset value (“NAV”) per unit of limited liability company membership interest of the Company (each, a “Unit”) will increase from $118 to $120 effective as of April 1, 2023

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter), and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price will be adjusted to $120 per Unit, beginning on April 1, 2023 and will be effective until updated by the Company at the beginning of the third quarter of 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of March 31, 2023. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

Declaration Of Distribution

On March 31, 2023, the Manager also announced a quarterly cash distribution of $1.50 per Unit for unit holders of record as of the close of business February 28, 2023. Distributions in the amount of $147,270.71 are expected to be paid prior to April 15, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: April 3, 2023

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.